BlackRock Municipal Income Investment Quality Trust

77D(g)

Policies with respect to security investments

Effective September 2, 2010, the Board of Directors of BlackRock Municipal Income Investment Quality Trust (the “Fund”) approved the following change in the Fund’s non-fundamental investment policies:

Old Investment Guidelines

Under normal market conditions, the Fund is required to invest at least 80% of its total assets in municipal bonds insured by insurance providers or other entities with claims-paying abilities rated at least investment grade municipal bonds.

New Investment Guidelines

Under normal market conditions, the Fund is required to invest at least 80% of its total assets in municipal bonds rated at least investment grade municipal bonds.